Exhibit 12

DAVE & BUSTER’S, INC.
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands, except ratios)

13 Weeks Ended
May 2,
2004
Income before provision for income taxes	$5,482
Add: Total fixed charges (per below)	3,751
Less:Capitalized interest	73

Total income before provision for income taxes, plus fixed charges, less capitalized interest	$9,160

Ratio of earnings to fixed charges	2.44
Fixed charges:
Interest expense **	1,609
Capitalized interest	73
Estimate of interest included in rental expense ***	2,069

Total fixed charges	$3,751

** Interest expense includes interest in association with debt and amortization of debt issuance costs.

*** Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).